RBS US Large Cap Trendpilot™ ETN (TRND)

RBS Exchange Traded Notes



RBS ETN Details

Issuer	The Royal Bank of Scotland N.V.
Guarantor	RBS Holdings N.V.
Ticker	TRND
Intraday Indicative Value Ticker	TRND.IV
CUSIP	78009L308
ISIN	US78009L3087
Primary Exchange	NYSE Arca
Maturity	12/7/2040
Index	RBS US Large Cap Trendpilot™ Index (USD) (Bloomberg symbol: "TPLCUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis
Benchmark Index	S&P 500® Total Return Index (Bloomberg symbol: "SPTR Index")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.00% per annum When the Index is tracking the Cash Rate: 0.50% per annum
Repurchase at your option	You may offer your RBS ETNs to RBS NV for repurchase on any business day on or prior to 11/29/2040, provided that you offer a minimum of 40,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/5/2040
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/TRND*

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

The RBS US Large Cap Trendpilot™ Exchange Traded Notes (RBS ETNs) are unsecured and unsubordinated obligations of The Royal Bank of Scotland N.V. (RBS NV), and are fully and unconditionally guaranteed by RBS Holdings N.V. (RBS Holdings).

RBS ETNs track the RBS US Large Cap Trendpilot™ Index (USD) (the "Index"). The Index utilizes a systematic trend-following strategy to provide exposure to either the S&P 500® Total Return Index (the "Benchmark Index") or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the "Cash Rate"). The Index is designed to provide exposure to the Benchmark Index in positive trending markets and exposure to the Cash Rate in negative trending markets using an objective and transparent methodology.

RBS US LARGE CAP TRENDPILOT™ INDEX METHODOLOGY

If the closing level of the SPTR Index is **at or above** its historical 200-business day simple moving average for five consecutive business days

→ A positive trend is established: The Index will track the Benchmark Index

If the closing level of the SPTR Index is **below** its historical 200-business day simple moving average for five consecutive business days

→ A negative trend is established: The Index will track the Cash Rate

If neither of the above two conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceding business day. The Index will implement any trend reversal at the open of trading on the second business day immediately following the business day on which the Index trend switches from positive to negative or from negative to positive, as the case may be.

INDEX COMPARISON (10/31/00-10/29/10)



- RBS US Large Cap Trendpilot™ Index
- S&P 500® Total Return Index 200 Day Moving Average
- S&P 500® Total Return Index

Source: Bloomberg. **The Index was only created on 11/16/2010. All Index data prior to 11/16/2010 are based on retrospective calculations.** The graph above illustrates the retrospectively calculated performance of the Index from 10/31/00 to 10/29/10 in comparison with historical levels of the S&P 500® Total Return Index and the historical 200-business day simple moving average of the S&P 500® Total Return Index over the same periods.











INDEX PERFORMANCE (RETROSPECTIVELY CALCULATED FOR ALL TIME PERIODS):

You should be aware that because the Index was only created on November 16, 2010, no actual Index information existed before then. All Index information that is presented below was retrospectively calculated as if the Index had been in existence during those periods. All S&P 500® Total Return Index and S&P 500® Index data are based on historical performance. The retrospectively calculated and historical index performance should not be taken as any indication of future performance of the Index or the RBS ETNs. The performance information below also does not include the RBS ETN investor fee or any transaction costs or expenses.

COMPARISON OF ANNUAL RETURNS

S&P 500® Total Return Index
RBS US Large Cap Trendpilot™ Index
30%
20%
10%
0%
-10%
-20%
-30%
-40%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: Bloomberg. The graph above illustrates the retrospectively calculated annual return of the Index and the historical annual return of the S&P 500® Total Return Index for each calendar year from 2001–2009 and from 1/1/10–10/29/10 for 2010.

COMPARISON OF CUMULATIVE 10-YEAR ANNUALIZED RETURNS

S&P 500® Total Return Index
RBS US Large Cap Trendpilot™ Index
15%
12%
9%
6%
3%
0%
-3%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: Bloomberg. *10-Year Annualized Returns* in the graph above is derived by taking the cumulative return of the Index and the S&P 500® Total Return Index, as applicable, over 10-calendar year periods (from 12/31 of the tenth year prior and ending on 12/31 of the year presented), divided by ten. Information for 2010 is based on a ten-year cumulative return from 10/31/01–10/29/10, divided by ten. **Please be aware that the Index did not exist and an investment in the Index was not possible during the time periods presented above. Further, we may redeem the RBS ETNs at any time at our option. If we do so, you may not be able to own any investment in the RBS ETNs or the Index over any minimum time period.**

RISK TO RETURN (10/31/00-10/29/10)

RBS US Large Cap Trendpilot™ Index
S&P 500® Total Return Index
Average Annual Return
7%
6%
5%
4%
3%
2%
1%
0
5%
7%
9%
11%
13%
15%
17%
19%
21%
23%
25%
Average Annualized Volatility

Source: Bloomberg. *Average Annual Return* in the graph above is derived by taking the sum of the annual return over ten 12-month periods (from Oct. to Oct. year-to-year, from 10/31/00–10/29/10), divided by ten. *Average Annualized Volatility* refers to the sum of the annualized volatility over ten 12-month periods (from Oct. to Oct. year-to-year, from 10/31/00–10/29/10), divided by ten.

INDEX RETURNS (AS OF 10/29/10)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	10-YEAR RETURN % ANNUALIZED
RBS US Large Cap Trendpilot™ Index	4.84	2.79	7.11	6.60
S&P 500® Total Return Index	16.52	-6.49	1.73	-0.02
S&P 500® Index	14.19	-8.59	-0.40	-1.87

STANDARD DEVIATION* AND MAXIMUM DRAWDOWN** (AS OF 10/29/10)

	5 YEAR MAXIMUM DRAWDOWN %	5 YEAR STANDARD DEVIATION ANNUALIZED %
RBS US Large Cap Trendpilot™ Index	-17.27	9.78
S&P 500® Total Return Index	-55.25	18.14
S&P 500® Index	-56.78	18.19

Source: Bloomberg

**Standard Deviation* is a measure of the volatility of an asset, and illustrates the extent of variation (whether higher or lower) that exists from the average of a given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility).

***Maximum drawdown* measures the decrease in the value of an asset from its historical highest value in a given period to its lowest value in that period. Maximum drawdown expresses that decrease as a percentage.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs do not pay interest. Any payment on the RBS ETNs is subject to ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more retailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS Holdings N.V. (RBS Holdings) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS NV, RBS Holdings, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Large Cap Trendpilot™ Index (USD) (Index) is the property of The Royal Bank of Scotland plc, which has contracted with Standard & Poor's Financial Services LLC (S&P) to maintain and calculate the Index. The S&P 500® Index is the exclusive property of S&P and has been licensed for use by RBSSI and its affiliates in connection with the Index. S&P shall have no liability for any errors or omissions in calculating the Index. "Standard & Poor's®," "S&P®" and "S&P 500®" are registered trademarks of S&P. "Calculated by S&P Custom Indices" and its related stylized mark are service marks of S&P and have been licensed for use by RBSSI and its affiliates. The RBS ETNs are not sponsored, endorsed, sold or promoted by S&P or its affiliates, and neither S&P nor its affiliates make any representation regarding the advisability of investing in the RBS ETNs.

CALCULATED BY S&P CUSTOM INDICES

TRND LISTED NYSE ARCA

Dated December 3, 2010